OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

May 27, 2025

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	OraSure Technologies, Inc.
Registration Statement on Form S-3 filed May 20, 2025 (File No. 333-287446)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), OraSure Technologies, Inc. (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-287446) (the “Registration Statement”) be accelerated to May 29, 2025, at 4:05 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Justin M. Platt at (212) 459-7340.

If you have any questions regarding this request, please contact Justin M. Platt of Goodwin Procter LLP at (212) 459-7340.

Sincerely,

ORASURE TECHNOLOGIES, INC.

/s/ Carrie Eglinton Manner
Carrie Eglinton Manner
President, Chief Executive Officer

cc:	Stefano Taucer, General Counsel, OraSure Technologies, Inc.
Rachael M. Bushey, Goodwin Procter LLP
Justin M. Platt, Goodwin Procter LLP